FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/4/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	By:
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 4, 2020

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of June 30, 2020
and for the six-month periods
ended on June 30, 2020 and 2019

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	8
3	Segment information	9
4	Cost of sales	11
5	Selling, general and administrative expenses	12
6	Finance expense, Finance income and Other financial income (expenses), net	12
7	Property, plant and equipment, net	12
8	Intangible assets, net	13
9	Investments in non-consolidated companies	13
10	Contingencies, commitments and restrictions on the distribution of profits	15
11	Related party transactions	19
12	Financial instruments by category and fair value measurement	20
13	The Covid-19 pandemic and its impact on Ternium	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2020	2019	2020	2019
		(Unaudited)		(Unaudited)
Net sales	3	1,745,760	2,757,279	4,017,115	5,493,107
Cost of sales	3 & 4	(1,508,797)	(2,277,666)	(3,429,274)	(4,492,713)

Gross profit	3	236,963	479,613	587,841	1,000,394

Selling, general and administrative expenses	3 & 5	(171,451)	(243,634)	(383,042)	(462,682)
Other operating income (expenses), net	3	74	434	(3,537)	5,988

Operating income	3	65,586	236,413	201,262	543,700

Finance expense	6	(13,566)	(21,409)	(29,859)	(41,171)
Finance income	6	7,049	6,508	14,997	12,391
Other financial (expenses) income, net	6	(8,100)	7,833	106,400	(5,220)
Equity in (losses) earnings of non-consolidated companies	9	(19,668)	20,330	(13,582)	35,207

Profit before income tax expense		31,301	249,675	279,218	544,907

Income tax benefit (expense)		12,284	(46,456)	(254,998)	(116,739)

Profit for the period		43,585	203,219	24,220	428,168

Attributable to:
Owners of the parent		44,046	180,243	32,464	398,476
Non-controlling interest		(461)	22,976	(8,244)	29,692

Profit for the period		43,585	203,219	24,220	428,168

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.02	0.09	0.02	0.20
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Profit for the period	43,585	203,219	24,220	428,168

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	255	18,468	(2,897)	(26,996)
Currency translation adjustment from participation in non-consolidated companies	(20,609)	8,679	(130,770)	5,395
Changes in the fair value of financial instruments at fair value through other comprehensive income	352	13	421	45
Income tax related to financial instruments at fair value	(14)	—	(14)	—
Changes in the fair value of derivatives classified as cash flow hedges	(27)	(435)	(434)	(703)
Income tax related to cash flow hedges	8	131	130	211
Other comprehensive income items from participation in non-consolidated companies	66	2	66	69
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	262	(416)	262	(416)
Income tax relating to remeasurement of post employment benefit obligations	(21)	63	(21)	63
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	21,569	(1,084)	21,512	(1,241)

Other comprehensive income (loss) for the period, net of tax	1,841	25,421	(111,745)	(23,573)

Total comprehensive income (loss) for the period	45,426	228,640	(87,525)	404,595

Attributable to:
Owners of the parent	45,721	198,630	(70,900)	385,592
Non-controlling interest	(295)	30,010	(16,625)	19,003

Total comprehensive income (loss) for the period	45,426	228,640	(87,525)	404,595
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2020		December 31, 2019
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,596,714		6,539,581
Intangible assets, net	8	915,719		943,838
Investments in non-consolidated companies	9	390,613		513,648
Other investments		6,295		3,253
Deferred tax assets		124,085		163,538
Receivables, net		483,055		592,565
Trade receivables, net		221	8,516,702	897	8,757,320
Current assets
Receivables, net		177,174		334,713
Derivative financial instruments		7,713		1,196
Inventories, net		1,803,893		2,158,298
Trade receivables, net		723,474		949,672
Other investments		704,056		212,271
Cash and cash equivalents		454,559	3,870,869	519,965	4,176,115
Non-current assets classified as held for sale			2,075		2,098
			3,872,944		4,178,213
Total Assets			12,389,646		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			6,548,335		6,611,665
Non-controlling interest			1,067,695		1,103,208
Total Equity			7,616,030		7,714,873

LIABILITIES
Non-current liabilities
Provisions		451,537		613,352
Deferred tax liabilities		511,179		403,278
Other liabilities		432,094		507,603
Trade payables		947		1,174
Derivative financial instruments		512		17
Lease liabilities		262,813		298,219
Borrowings		1,493,756	3,152,838	1,628,892	3,452,535
Current liabilities
Current income tax liabilities		30,607		47,053
Other liabilities		223,339		240,934
Trade payables		738,533		876,803
Derivative financial instruments		412		3,007
Lease liabilities		39,604		40,546
Borrowings		588,283	1,620,778	559,782	1,768,125
Total Liabilities			4,773,616		5,220,660

Total Equity and Liabilities			12,389,646		12,935,533
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit (loss) for the period							32,464	32,464	(8,244)	24,220
Other comprehensive income (loss) for the period
Currency translation adjustment						(123,937)		(123,937)	(9,730)	(133,667)
Remeasurement of post employment benefit obligations				20,270				20,270	1,483	21,753
Cash flow hedges and others, net of tax				(155)				(155)	(149)	(304)
Others				458				458	15	473

Total comprehensive income (loss) for the period	—	—	—	20,573	—	(123,937)	32,464	(70,900)	(16,625)	(87,525)

Acquisition of non-controlling interest (5)				7,570				7,570	(18,888)	(11,318)

Balance as of June 30, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,361,123	(2,324,866)	(2,883,983)	8,564,613	6,548,335	1,067,695	7,616,030
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the period							398,476	398,476	29,692	428,168
Other comprehensive income (loss) for the period
Currency translation adjustment						(11,199)		(11,199)	(10,402)	(21,601)
Remeasurement of post employment benefit obligations				(1,520)				(1,520)	(74)	(1,594)
Cash flow hedges, net of tax				(251)				(251)	(241)	(492)
Others				86				86	28	114

Total comprehensive income (loss) for the period	—	—	—	(1,685)	—	(11,199)	398,476	385,592	19,003	404,595

Dividends paid in cash							(235,569)	(235,569)		(235,569)
Dividends paid in cash to non-controlling interest								—	(29,594)	(29,594)

Balance as of June 30, 2019 (unaudited)	2,004,743	(150,000)	(23,295)	1,384,016	(2,324,866)	(2,713,676)	8,366,356	6,543,278	1,080,731	7,624,008
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2019 ,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Six- month period ended June 30,
	Notes	2020	2019
		(Unaudited)
Cash flows from operating activities
Profit for the period		24,220	428,168
Adjustments for:
Depreciation and amortization	7 & 8	324,692	330,889
Income tax accruals less payments		179,812	(202,413)
Equity in losses (earnings) of non-consolidated companies	9	13,582	(35,207)
Interest accruals less payments		3,721	4,558
Changes in provisions		(337)	(2,671)
Changes in working capital (1)		487,581	215,988
Net foreign exchange results and others		(86,839)	9,246
Net cash provided by operating activities		946,432	748,558
Cash flows from investing activities
Capital expenditures	7 & 8	(368,429)	(488,942)
Recovery of loans to non-consolidated companies		—	24,480
(Increase) Decrease in other investments		(494,827)	17,938
Proceeds from the sale of property, plant and equipment		221	475
Acquisition of non-controlling interest		(11,318)	—
Net cash used in investing activities		(874,353)	(446,049)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		—	(235,569)
Dividends paid in cash to non-controlling interest		—	(28,530)
Finance lease payments		(20,355)	(19,629)
Proceeds from borrowings		219,487	869,359
Repayments of borrowings		(318,803)	(353,805)
Net cash (used in) provided by financing activities		(119,671)	231,826
(Decrease) Increase in cash and cash equivalents		(47,592)	534,335
Movement in cash and cash equivalents
At January 1,		519,965	250,541
Effect of exchange rate changes and inflation adjustment		(17,814)	(7,347)
(Decrease) Increase in cash and cash equivalents		(47,592)	534,335
Cash and cash equivalents as of June 30, (2)		454,559	777,529

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		2,079	4,266

(1) The working capital is impacted by non-cash movements of $ (24.9) million as of June 30, 2020 ($ 51.9 million as of June 30, 2019) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 67 and $ 89 as of June 30, 2020 and 2019, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 710,099 and $ 33,534 as of June 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

Notes to the Consolidated Condensed Interim Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

a)    General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, without significant changes since its publication, except for the impact of Covid-19 epidemic as disclosed in note 13.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2019.

Until December 31, 2019, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies", which required that the financial statements of entities whose functional currency was that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

2.    ACCOUNTING POLICIES (continued)

The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (INDEC). The price index applicable for the comparative results for the six-month period ended June 30, 2019, and until December 31, 2019, was 1.538 and was converted at the exchange rate as of December 31, 2019.

Management performed a review of the functional currency of its Argentine subsidiary, Ternium Argentina, and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar. Consequently, starting on January 1, 2020, its functional currency has changed from the local currency to the US dollar and the application of IAS 29 is no longer applicable. This change does not affect the balances at December 31, 2019, nor results or cash flows for the year then ended. See note 28 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

None of the accounting pronouncements issued after December 31, 2019, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

3.SEGMENT INFORMATION (continued)

	Six- month period ended June 30, 2020 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	3,987,313	193,521	(163,719)	4,017,115
Cost of sales	(3,461,131)	(134,816)	166,673	(3,429,274)
Gross profit	526,182	58,704	2,954	587,841
Selling, general and administrative expenses	(372,395)	(10,647)	—	(383,042)
Other operating income, net	(2,759)	(778)	—	(3,537)
Operating income - IFRS	151,028	47,280	2,954	201,262
Management view
Net sales	3,987,313	191,366	(161,564)	4,017,115
Operating income	254,648	52,200	(1,388)	305,460
Reconciliation items:
Differences in Cost of sales				(104,198)
Operating income - IFRS				201,262
Financial income (expense), net				91,538
Equity in earnings of non-consolidated companies				(13,582)
Income before income tax expense - IFRS				279,218
Depreciation and amortization - IFRS	(301,504)	(23,188)	—	(324,692)

	Six- month period ended June 30, 2019 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	5,493,095	152,583	(152,571)	5,493,107
Cost of sales	(4,521,870)	(124,623)	153,780	(4,492,713)
Gross profit	971,225	27,960	1,209	1,000,394
Selling, general and administrative expenses	(454,990)	(7,692)	—	(462,682)
Other operating income, net	6,688	(700)	—	5,988
Operating income - IFRS	522,923	19,568	1,209	543,700
Management view
Net sales	5,545,448	232,538	(232,526)	5,545,460
Operating income	466,161	100,642	2,369	569,172
Reconciliation items:
Differences in Cost of sales				83,938
Effect of inflation adjustment				(109,410)
Operating income - IFRS				543,700
Financial income (expense), net				(34,000)
Equity in earnings of non-consolidated companies				35,207
Income before income tax expense - IFRS				544,907
Depreciation and amortization - IFRS	(307,453)	(23,436)	—	(330,889)

The effect of the application of IAS 29 - Hyperinflationary economies in Argentina for the six-month period ended June 30, 2019, is only allocated in the Steel segment, having an impact of $ (52) million on Net sales, $ (109) million in Cost of sales, $ 5 million in Selling, general and administrative expenses and $ 1 million in Other operating expenses, net.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Six- month period ended June 30, 2020 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	2,167,411	633,941	1,215,763	4,017,115

Non-current assets (1)	4,714,696	969,774	1,827,963	7,512,433

	Six- month period ended June 30, 2019 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	2,880,949	822,864	1,789,294	5,493,107

Non-current assets (1)	4,275,745	1,019,551	1,912,117	7,207,413

(1) Includes Property, plant and equipment and Intangible assets.

4.	COST OF SALES

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
Inventories at the beginning of the year	2,158,298	2,689,829
Translation differences	—	(21,919)
Plus: Charges for the period
Raw materials and consumables used and other movements	2,291,794	3,264,758
Services and fees	58,619	78,601
Labor cost	261,652	320,309
Depreciation of property, plant and equipment	261,984	249,968
Amortization of intangible assets	6,993	8,941
Maintenance expenses	185,491	266,996
Office expenses	2,662	4,167
Insurance	5,065	4,972
Change of obsolescence allowance	2,481	5,415
Recovery from sales of scrap and by-products	(10,231)	(12,199)
Others	8,359	8,589
Less: Inventories at the end of the period	(1,803,893)	(2,375,714)
Cost of Sales	3,429,274	4,492,713

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
Services and fees	30,297	39,176
Labor cost	92,174	109,617
Depreciation of property, plant and equipment	8,062	8,197
Amortization of intangible assets	47,653	63,783
Maintenance and expenses	1,861	2,881
Taxes	39,288	51,713
Office expenses	14,413	17,499
Freight and transportation	138,816	163,089
Increase (decrease) of allowance for doubtful accounts	1,068	(343)
Others	9,410	7,070
Selling, general and administrative expenses	383,042	462,682

6.	FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
Interest expense	(29,859)	(41,171)

Finance expense	(29,859)	(41,171)

Interest income	14,997	12,391

Finance income	14,997	12,391

Net foreign exchange gain (loss)	100,465	(43,054)
Inflation adjustment results	—	57,091
Change in fair value of financial assets	3,842	—
Derivative contract results	13,749	(6,592)
Others	(11,656)	(12,665)

Other financial income (expenses), net	106,400	(5,220)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
At the beginning of the year	6,539,581	5,817,609

Effect of initial recognition of right-of-use assets	—	280,493
Currency translation differences	(1,851)	(36,641)
Additions	344,435	461,096
Value adjustments of lease contracts	(9,559)	—
Disposals	(13,480)	(18,071)
Depreciation charge	(270,046)	(258,165)
Capitalized borrowing costs	8,089	7,906
Transfers and reclassifications	(455)	(879)
At the end of the period	6,596,714	6,253,348

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

8.    INTANGIBLE ASSETS, NET

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
At the beginning of the year	943,838	1,012,524

Currency translation differences	—	(13,202)
Additions	26,073	27,847
Amortization charge	(54,646)	(72,724)
Transfers/Disposals	454	(380)
At the end of the period	915,719	954,065

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	353,619	486,643
Other non-consolidated companies (1)					36,994	27,005
					390,613	513,648
(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

Ternium, through its subsidiaries Ternium Investments S.à r.l. (“Ternium Investments”), Ternium Argentina S.A. (“Ternium Argentina”) and Prosid Investments S.A. (“Prosid”), owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (“Usiminas”), the largest flat steel producer in Brazil.

Ternium Investments, Ternium Argentina and Prosid, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. The other members of Usiminas’ control group are Previdência Usiminas (Usiminas’ employee pension fund) and the so-called NSSMC Group, comprising Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”), Nippon Usiminas Co., Ltd., Metal One Corporation and Mitsubishi Corporation do Brasil, S.A..

As of June 30, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8.09 (approximately $ 1.48; December 31, 2019: BRL 9.87 - $ 2.45) per ordinary share and BRL 7.27 (approximately $ 1.33; December 31, 2019: BRL 9.51 - $ 2.36) per preferred share, respectively. Accordingly, as of June 30, 2020, Ternium’s ownership stake had a market value of approximately $ 369.7 million and a carrying value of $ 353.6 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of June 30, 2020, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2020	486,643
Share of results (1)	(24,863)
Other comprehensive income	(108,161)

As of June 30, 2020	353,619

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	2,478,497
Percentage of interest of the Company over shareholders' equity	20.42%

Interest of the Company over shareholders' equity	506,147

Purchase price allocation	56,062
Goodwill	189,816
Impairment	(398,406)

Total Investment in Usiminas	353,619

On July 29, 2020, Usiminas issued its consolidated interim accounts as of and for the six-month period ended June 30, 2020.

USIMINAS
Summarized balance sheet (in million $)	As of June 30, 2020
Assets
Non-current	3,180
Current	1,265
Other current investments	151
Cash and cash equivalents	307

Total Assets	4,903
Liabilities
Non-current	468
Non-current borrowings	1,108
Current	520
Current borrowings	28

Total Liabilities	2,124

Minority interest	301

Shareholders' equity	2,478

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized income statement (in million $)	Six- month period ended June 30, 2020

Net sales	1,303
Cost of sales	(1,136)
Gross Profit	167
Selling, general and administrative expenses	(85)
Other operating income, net	(37)
Operating income	45
Financial expenses, net	(244)
Equity in earnings of associated companies	12
Loss before income tax	(187)
Income tax expense	19
Net loss before minority interest	(168)
Minority interest in other subsidiaries	(25)
Net loss for the period	(193)

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Notes 3 and 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.
Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2020. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

ICMS deferral tax benefit - Unconstitutionality

Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional.

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160. On March 6, 2018, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil. ICMS Convention 190/2017 also required that all relevant documents concerning such incentives be filed with CONFAZ, and the State of Rio de Janeiro satisfied such requirements as well. On July 27, 2018, the Governor of Rio de Janeiro issued Executive Order (Decreto) No. 4,678, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro (Federação das Indústrias do Estado do Rio de Janeiro, or FIRJAN) filed petitions arguing that the action of unconstitutionality against the March 31, 2005 Rio de Janeiro State Law No. 4,529 could not be judged by the Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. Following the filing of such petitions, the Reporting Justice Minister in charge of the case summoned the plaintiff in such action of unconstitutionality, the Federal Attorney General’s Office (Advocacia-Geral da União, or AGU) and the Chief of the Public Minister (Procuradoria-Geral da República, or PGR) to submit statements expressing their respective views on the arguments presented by the State of Rio de Janeiro and the FRIJAN with respect to the effect of Supplementary Law No.160/17 and the ICMS Convention 190/2017 on the pending action of unconstitutionality. In their respective statements, the plaintiff argued that Supplementary Law No.160/17 and the ICMS Convention 190/2017 do not affect the unconstitutionality of ICMS benefits granted through State Law No. 4,529, while the AGU stated that, in light of the additional legal support provided by Supplementary Law No.160/17 and the ICMS Convention 190/2017, a finding of unconstitutionality of State Law No. 4,529 would not be warranted. In turn, the PGR stated that a decision on the case should be postponed until the Federal Supreme Court completes its analysis of Supplementary Law No.160/17 and ICMS Convention 190/2017. As of the date of these consolidated financial statements, the Brazilian Federal Supreme Court has not yet ruled on the action of unconstitutionality against Rio de Janeiro’s State Law No. 4,529.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. ($ 374.6 million and $ 187.3 million, respectively, as of June 30, 2020, and $ 508.9 million and $ 254.4 million, respectively, as of December 31, 2019). The calculation of this contingency related to an uncertain tax position has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk as of the acquisition date of $ 1,630 million (including estimated penalties and interests) (the maximum gross exposure as of June 30, 2020, amounts to $ 1,543 million). In connection with the asset related to the Company’s right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V., the following two events need to happen within the following time frames: the Supreme Federal Court of Brazil or any Civil Court of the State of Rio de Janeiro would need to issue a decision voiding above mentioned law prior to September 7, 2020, and Ternium Brasil would have to make a payment or repayment of ICMS tax incentives prior to September 7, 2022.

Putative class action

Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On January 31, 2019, the court appointed lead plaintiff and lead counsel. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleges that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that sale proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

11.    RELATED PARTY TRANSACTIONS

As of June 30, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Six- month period ended June 30,
	2020	2019
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	169,450	255,506
Sales of goods to other related parties	4,610	30,118
Sales of services and others to non-consolidated parties	87	88
Sales of services and others to other related parties	500	479

	174,647	286,191
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	163,810	199,552
Purchases of goods from other related parties	47,864	23,934
Purchases of services and others from non-consolidated parties	3,925	6,873
Purchases of services and others from other related parties	47,880	74,352
Purchases of goods and services in connection with lease contracts from other related parties	159	8,859

	263,638	313,570
(c) Financial results
Income with non-consolidated parties	3,959	4,998
Expenses in connection with lease contracts from other related parties	(678)	(104)

	3,281	4,894
(d) Dividends received
Dividends received from non-consolidated parties	—	642

	—	642
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	296	400
Income (expenses), net with other related parties	328	262

	624	662

	June 30, 2020	December 31, 2019
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	128,055	167,312
Receivables from other related parties	1,318	5,027
Advances from non-consolidated parties	8,450	8,017
Advances to suppliers with other related parties	7,960	15,936
Payables to non-consolidated parties	(25,472)	(44,784)
Payables to other related parties	(22,592)	(41,849)
Lease Liabilities with other related parties	(4,310)	(7,310)

	93,409	102,349

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of June 30, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	335,557	—	—	335,557
Derivative financial instruments	—	7,713	—	7,713
Trade receivables	723,695	—	—	723,695
Other investments	690,592	—	19,507	710,099
Cash and cash equivalents	192,347	262,212	—	454,559

Total	1,942,191	269,925	19,507	2,231,623

As of June 30, 2020 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	68,870	—		68,870
Trade payables	697,754	—		697,754
Derivative financial instruments	—	924		924
Lease liabilities	302,417	—		302,417
Borrowings	2,082,039	—		2,082,039

Total	3,151,080	924		3,152,004

2)	Fair Value by Hierarchy

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 30 of the Consolidated Financial Statements as of December 31, 2019 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of June 30, 2020 (in $ thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	262,212	262,212	—
Other investments	19,507	19,507	—
Derivative financial instruments	7,713	—	7,713
Total assets	289,432	281,719	7,713

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	924	—	924
Total liabilities	924	—	924

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—
Other investments	38,803	38,803	—
Derivative financial instruments	1,196	—	1,196
Total assets	239,876	238,680	1,196

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024
Total liabilities	3,024	—	3,024

13.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

Each jurisdiction where Ternium operates has adopted specific measures in response to the pandemic and the Company is adjusting its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. As of the issue date of these consolidated condensed interim financial statements, the operational status of the main facilities is as follows:

•In Mexico, the company is operating the majority of its production lines, meeting reduced, but gradually improving, market demand. The auto industry and the construction sector have been gradually increasing activity following an almost complete stoppage of operations in April 2020. Other export-led manufacturing industries, including the household appliances and lightning industries, are currently approaching normal levels of capacity utilization.

•In Argentina and Colombia, Ternium reduced its activity following the imposition of mandatory lockdowns in these countries in March 2020 and it is currently increasing production rates under strict sanitary protocols, as restrictions to mobility are gradually being lifted in several parts of both countries.

•In Brazil, after reducing production to minimum technical levels during the second quarter 2020, Ternium's slab facility is currently close to normal levels of production, as demand for slabs improved in the seaborne markets, as well as in Mexico and the US.

Although in all of these countries the lockdowns or restrictions to operate are being relaxed , these could be extended and/or made more stringent if so decided by the appropriate authorities as the circumstances could require.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2020
and for the six-month periods ended June 30, 2020 and 2019

13.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)

Ternium has taken steps to ensure the continued strength of its financial position, the maintenance of its operations and a return to growth once economic activity normalizes. In order to mitigate the impact of expected lower sales, Ternium has slowed or postponed several capital expenditure projects across its facilities, including its new hot rolling mill in Mexico and its new rebar mill in Colombia. The specific reduction in 2020 will depend on the pace at which economic activity and steel market demand return.

As a result of the COVID-19 pandemic, the steel industry in the Americas experienced during the second quarter of 2020 significant decreases in capacity utilization to adapt to lockdowns and/or weak demand in most of its markets. Although the timing of these changes to activity levels varied among the different countries in the region, most of the steel industry is now gradually increasing production from low levels. The Company currently expects that the second quarter will be the hardest hit in 2020 by the effects of lower production and reduced shipments tied to the COVID-19 pandemic. At the same time, the Company's cash flows and financial condition in the quarter were strengthened by several measures taken to cope with the pandemic, including the rescheduling of certain capital expenditures and the withdrawal of the annual dividend payment for the 2019 fiscal year. Even though activity shows signs of improvement in all of Ternium's markets, uncertainty persists regarding the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures in the future.

As of the issue date of these consolidated condensed interim financial statements, the Company's capital and financial resources, and overall liquidity position, remain strong. In the second quarter of 2020, funds provided by operating activities amounted to $504 million, and capital expenditures were $111 million. With net debt of $917 million as of June 30, 2020 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Ternium has liquidity (cash and cash equivalents plus other investments) of $1.2 billion as of June 30, 2020. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants.

In accordance with IFRS, management must test for impairment all of Ternium's assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, long-lived assets and right-of-use assets. In addition, management must test goodwill for impairment at least once a year whether or not there are indicators of impairment. Management carried out impairment tests as of June 30, 2020, resulting in no impairment charges to be recognized for any of its cash-generating units. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

Pablo Brizzio
Chief Financial Officer